LAW OFFICE OF GARY A. AGRON
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
Telephone: (303) 770-7254
Facsimile: (303) 770-7257
gaa@attglobal.net

August 8, 2006

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:
Deja Foods, Inc.
File Number 333-124016
Registration Statement on Form SB-2

Attn:
John Zitko
Division of Corporation Finance

Dear Mr. Zitko:

        We are enclosing herewith two page changes reflecting the Staff's telephone comment to us on the afternoon of August 7, 2006 pursuant to which we were asked to revise references to the selling price of the common stock by our selling stockholders. Specifically, we have revised the language on the Cover Page of the prospectus and in the section entitled "Selling Stockholders and Plan of Distribution—Information Regarding the Selling Stockholders" to indicate that the shares will be first offered at $2.00 per share and thereafter at prevailing market prices.

        We herewith undertake to include the two attached page changes in our definitive, Rule 424 (b), prospectus to be filed within 48 hours following our effective date.

Very truly yours,

/s/ Gary Agron
Gary Agron

Enclosures

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion                                                 Dated August 3, 2006

559,028 shares of common stock

DEJA FOODS, INC.

        This prospectus covers the resale of 559,028 shares of our common stock held by our selling stockholders whose names and share amounts are set forth under "Selling Stockholders and Plan of Distribution" in this prospectus. The shares will be offered by our selling stockholders initially at $2.00 per share and thereafter, if the shares are listed for trading on the Electronic Bulletin Board, at then prevailing market prices or privately negotiated prices. The offering will terminate on the earlier of the date all of the shares are sold or one year from the date hereof. We will not receive any proceeds from the sale of shares offered by the selling stockholders.

        There is no market for our common stock and no assurance that a market will develop in the future. We intend to apply to list our common stock for quotation on the over-the-counter Electronic Bulletin Board following the effective date of this prospectus but can provide no assurance that our application will be approved.

        Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 3.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2006.

Information Regarding the Selling Stockholders

        The shares of our common stock which the selling stockholders or their pledgees, donees, transferees or other successors in interest may offer for resale will be sold, initially at $2.00 per share and thereafter, if the shares are listed for trading on the Electronic Bulletin Board, at then prevailing market prices or privately negotiated prices in one or more of the following transactions: There can be no assurance our listing application will be approved by the Electronic Bulletin Board.

  •
  Block transactions;

  •
  Transactions on the Bulletin Board or on such other market on which our common stock may from time to time be trading;

  •
  Privately negotiated transactions;

  •
  Through the writing of options on the shares;

  •
  Short sales; or

  •
  Any combination of these transactions.

        The sale price to the public in these transactions may be:

  •
  The market price prevailing at the time of sale;

  •
  A price related to the prevailing market price;

  •
  Negotiated prices; or

  •
  Such other price as the selling stockholders determine from time to time.

        In the event that we permit or cause this prospectus to lapse, the selling stockholders may only sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

        The selling stockholders may also sell these shares of our common stock directly to market makers and/or broker-dealers acting as agents for their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock may do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, may be deemed "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

        Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

        The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, a person